
13030445


SEC MAIL PROCESSING
RECEIVED
FEB 28 2013
WASH, D.C.
193
SECTION

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CNBS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7200 West 132nd Street, Suite 240
(No. and Street)

Overland Park, KS 66213
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Richardson (913) 402-2631
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

555 17th Street, Suite 1000, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/7/13

OATH OR AFFIRMATION

I, Douglas P. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CINDY A. MEAD
Notary Public -- State of Kansas
My Appt. Expires 11-01-14

Signature

Executive Vice President / CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNBS, LLC

Statement of Financial Condition
December 31, 2012


McGladrey

Assurance • Tax • Consulting

CNBS, LLC

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Managing Members
CNBS, LLC
Overland Park, Kansas

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CNBS, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CNBS, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Denver, Colorado
February 25, 2013

CNBS, LLC

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	151,034
Cash segregated under federal and other regulations		50,004
Receivables:		
Client securities transactions		1,494,504
Client fees		58,472
Accrued interest and other		277
Total receivables		1,553,253
Securities owned, at fair value ($1,050,000 pledged as collateral - Note 3)		1,111,344
Fixed assets, net		56,085
Prepaid expenses		111,547
Total assets	$	3,033,267
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Payable to broker-dealers	$	998,434
Accounts payable and accrued expenses		138,704
Total liabilities		1,137,138
COMMITMENTS AND CONTINGENCIES (Note 7)		
MEMBERS' EQUITY		1,896,129
Total liabilities and members' equity	$	3,033,267

See Notes to Statement of Financial Condition.

CNBS, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations

CNBS, LLC (the Company) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Company provides fixed income securities transactions and investment advisory services to domestic financial and other institutional investors.

On November 1, 2012, Aberdeen Capital Holdings, LLC ("Aberdeen") acquired a 51% controlling interest in the Company from existing members. The result of the transaction did not create the effects of push down accounting and the financial statements are reflected on a carry-over basis. The assets and liabilities of the Company are not pledged or used to secure debt obtained by Aberdeen with the exception of the investment described in Note 7.

The Company does not hold client funds or securities. However, the Company does comply with SEC Rule 15c3-3 and performs regular customer reserve calculations and maintains a special reserve bank account for the exclusive benefit of customers.

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 25, 2013, the date the statement of financial condition was issued, noting none. Subsequent to year-end, there were no distributions paid to members nor contributions paid to the Company.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying statement of financial condition has been prepared in accordance with accounting standards generally accepted in the United States (GAAP).

Securities transactions: In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty of the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from client securities transactions and payable to broker-dealers on the statement of financial condition. The Company does not hold any cash or securities from these transactions.

Securities owned are recorded at fair value. Securities owned as of December 31, 2012 consist of debt securities and a certificate of deposit.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to five years.

Income taxes: The Company is a limited liability company, whereby income/loss passes through to the members and is taxed at their respective rates.

The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the statement of financial condition to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Note 2. Summary of Significant Accounting Policies (Continued)

Use of estimates: The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012, cash equivalents include money market accounts.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Accounts receivable: Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on an individual credit evaluation and specific circumstances of the client.

Fair value measurements: The Company follows Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* for fair valuing assets and liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 2. Summary of Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities are classified within Level 2 of the valuation hierarchy. The Company obtains fair value measurements for investment securities from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus, prepayment spreads, credit information, and the bond's terms and conditions, among other things.

Recently issued accounting pronouncements: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its statement of financial condition to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on the Company's financial position.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market accounts	$ 40,330	$ 40,330	$ -	$ -
Securities owned:				
Certificate of deposit	1,051,718	-	1,051,718	-
Debt securities	59,626	-	59,626	-
Total	$ 1,151,674	$ 40,330	$ 1,111,344	$ -

The Company had no transfers between levels during the year ended December 31, 2012. The certificate of deposit ($1,050,000) is pledged as collateral (see Note 7).

Note 4. Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2012 are summarized as follows:

Computer hardware and software	$	339,757
Furniture and equipment		122,496
Total fixed assets		462,253
Accumulated depreciation		(406,168)
Fixed assets, net	$	56,085

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in the Formula for Reserve Requirements. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debit balances. At December 31, 2012, the Company had net capital of $618,317 which was $368,317 in excess of its required net capital of $250,000.

Note 6. Concentration of Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2012 is not expected to have a material adverse effect on the financial condition of the Company.

As a securities broker-dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparty's ability to satisfy its obligations to the Company.

The Company's cash at a financial institution may at times exceed federally insured limits of $250,000. Cash of $50,004 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Segregated cash is included in cash segregated under federal and other regulations presented on the statement of financial condition at December 31, 2012.

Note 7. Commitments and Contingencies

As a source of liquidity, the Company has entered into a Master Repurchase Agreement with a financial institution whereby the Company may sell securities to the financial institution under an agreement to repurchase substantially the same securities at a later date. As of December 31, 2012, no amounts were outstanding under this facility. During 2012, the Company conducted 4 transactions under this agreement at an average balance of approximately $830,000.

The Company has entered into an assignment of deposit account agreement with Aberdeen and Amegy Bank National Association ("Amegy"). In connection with Aberdeen's purchase of a majority interest in the Company from existing members, Aberdeen entered into a debt agreement with Amegy. In relation with this agreement, the Company assigned a certificate of deposit of $1,050,000 to Amegy as partial collateral for the financing Aberdeen obtained from Amegy.

The Company has entered into non-cancellable operating leases for office space and certain office equipment. As of December 31, 2012, the future minimum rental payments are as follows:

2013	$ 114,357
2014	108,310
2015	108,345
2016	43,501
Total	$ 374,513